UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE MEDICINES COMPANY

(Name of Subject Company (Issuer))

MEDUSA MERGER CORPORATION

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

584688105

(CUSIP Number of Class of Securities)

Shannon Thyme Klinger
Group General Counsel
Novartis AG
Lichstrasse 35

CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

With a copy to:

Francis J. Aquila

Matthew G. Hurd
Melissa Sawyer
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: +1 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
N/A	N/A

*                 Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by Novartis AG, a company organized under the laws of Switzerland (“Parent” or “Novartis”), and Medusa Merger Corporation (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Parent, pursuant to General Instruction D to Schedule TO related to a planned tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share, of The Medicines Company, a Delaware corporation (the “Company”).  The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of November 23, 2019, by and among Purchaser, Parent and the Company.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock, par value USD 0.001, of The Medicines Company (the “Company”) described in this communication has not commenced. At the time the tender offer is commenced, Novartis and Purchaser will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully when they become available and considered before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Novartis and Purchaser and the Company with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials also may be obtained for free under the “Investors — Financial Data” section of Novartis website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents also may be obtained for free from the

Company under the “Investors & Media” section of the Company’s website at https://www.themedicinescompany.com/investor/financial/.

Disclaimer

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “to be commenced,” “to purchase,” “to acquire,” “to transform,” “potential,” “expected,” “offers,” “future,” “ongoing,” “would,” “potentially,” “believe,” “can,” “hopefully,” “excited,” “ambition,” “priorities,” “confidence,” “to strengthen,” “opportunity,” “pending,” “will,” “expects,” “subject to,” “planned,” “soon-to-launch,” “transformational” or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for the shares of The Medicines Company to be commenced by Novartis, and the potential impact on Novartis of the proposed acquisition, including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected as a result of the proposed acquisition; and regarding potential marketing or regulatory approvals for inclisiran, or regarding potential future revenues from such product. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed tender offer or the acquisition described in this communication will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Novartis or The Medicines Company’s product, inclisiran, will achieve any particular future financial results, or that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that inclisiran will be submitted or approved for sale in any market, or at any particular time. Neither can there be any guarantee that such product will be successfully commercialized even if regulatory approvals are obtained. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this communication, as well as potential regulatory actions or delays with respect to the development of inclisiran; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of The Medicines Company into the Novartis Group subsequent to the closing of the transaction and the timing of such integration; potential adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel of The Medicines Company; dependence on third parties to fulfill manufacturing and supply obligations; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; global trends toward health care cost containment, including government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis’ current Form 20-F on file with the SEC. Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

Item 12.	Exhibits.

(a)(5)(C)	Transcript of Novartis AG investor call on November 25, 2019